Mail Stop 6010
      April 11, 2006

By U.S. Mail and Facsimile to (610) 688-3641

Mr. David Berkowitz
Vice President and Controller
Escalon Medical Corp.
565 East Swedesford Road, Suite 200
Wayne, PA 19087

		RE: 	Escalon Medical Corp.
Forms 10-QSB for the quarters ended September 30, 2005 and
December
31, 2005
			File No.   0-20127

Dear Mr. Berkowitz:

      We have reviewed your letter filed on March 21, 2006 and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Forms 10-QSB for the quarters ended September 30, and December 31,
2005

1. Please refer to prior comment 6. In accordance with Item 10(a)(2)(iv) of Regulation SB, a reporting company that is not a small business company must meet the definition of a small business issuer at the end of two consecutive fiscal years before it will be considered a small business issuer for purposes of using Form 10-KSB and Form 10-QSB. Since you voluntarily filed non-SB periodic reports, you can not go back to the small business periodic report forms if you cannot satisfy the requirements of Regulation SB Item 10(a)(2)(iv). Please revise your Form 10-QSB for the periods ended
September 30, 2005 and December 31, 2005 or tell us why such revision is not appropriate.


	As appropriate, please amend your Forms 10-QSB for the quarterly periods ended September 30 and December 31, 2005, and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

      								Sincerely,

								Angela Crane
      Branch Chief


Mr. David Berkowitz
Escalon Medical Corp.
April 11, 2006
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